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                           December 20, 2021

       Peter J. Johnson
       President and CEO
       Eagle Bancorp Montana, Inc.
       1400 Prospect Avenue
       Helena, Montana 59601

                                                        Re: Eagle Bancorp
Montana, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed on December
13, 2021
                                                            File No. 333-261611

       Dear Mr. Johnson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Christopher Wall at 202-551-4162 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Lloyd Spencer